UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

03055362

NO ACT
P.E. 1-16-03
1-31437

Act '34 Act
Section 3(a)(51)
Rule 3a51-1
Public Availability March 18, 2003

March 18, 2003

Stanley F. Freedman, P.C.
Krys Boyle, P.C.
Suite 2700 South Tower
600 Seventeenth Street
Denver, Colorado 80202

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Re: **Denial of Request of Bion Environmental Technologies, Inc.**

Dear Mr. Freedman:

In your letter dated January 16, 2003, on behalf of Bion Environmental Technologies, Inc. ("Bion"), you asked that we concur with your view that Bion is not a "penny stock" pursuant to Section 3(a)(51) of the Securities and Exchange Act of 1934 (the "Exchange Act") and Rule 3a51-1 thereunder because it has listed its shares on the Philadelphia Stock Exchange ("PHLX"). You indicate that few, if any, shares of Bion have traded on the PHLX and that Bion shares continue to trade on the OTC Bulletin Board.

Rule 3a51-1(e) excludes from the definition of penny stock transactions in securities that are effected on an exchange on which the securities are registered[1] When the Commission adopted Rule 3a51-1, it explained that the exclusion in paragraph (e) is limited to exchange listed securities that are actually purchased or sold through the facilities of a national securities exchange.[2] Section 3(a)(51)(A) of the Exchange Act is

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1 See 17 CFR 240.3a51-1(e), which conditions the exclusion on the security being "purchased or sold in a transaction that is effected on or through the facilities of the national securities exchange, or that is part of the distribution of the security."

2 Exchange Act Rel. No. 30608 (April 20, 1992), 57 FR 18004 (April 28, 1992) ("The exclusion in paragraph (e) of Rule 3a51-1 is limited to exchange-listed securities that actually are purchased or sold through the facilities of the exchange or in distribution. This restriction responds to Congress's concern that securities that would otherwise be considered penny stocks because they are primarily traded in the non-NASDAQ OTC market may be able to avoid the requirements of the [Penny Stock] Rules by becoming listed on an exchange. By limiting the exclusion in paragraph (e) to specific transactions, the rule ensures that the information required under the [Penny Stock] Rules will be provided to customers in transactions executed by dealers as principal away from the

CRGH

equally clear on this point.[3] The legislative history of the Penny Stock Reform Act of 1990,[4] which added the definition of "penny stock" to the Exchange Act, also supports this conclusion. Congress specifically considered the fact pattern set forth in your letter and concluded that under such circumstances, the shares of companies like Bion that trade in the OTC market should continue to be treated as penny stocks despite being listed on a national securities exchange.[5] Finally, the Commission indicated when it

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exchange market, where dealers' quotations generally are not made public and electronic surveillance is less effective.").

3 See Section 3(a)(51)(A) of the Exchange Act [15 U.S.C. 78c(a)(51)(A)], which states that the term "penny stock" means any equity security other than a security that is, "registered or approved for registration and traded on a national securities exchange that meets such criteria as the Commission shall prescribe by rule or regulation for the purposes of this paragraph." (emphasis added).

4 Pub. L. No. 101-429, 104 Stat. 931 (1990).

5 In particular, the House Committee on Energy and Commerce report provided:

> Notwithstanding the general exclusion for securities registered on an exchange or authorized by [sic] quotation on NASDAQ, subparagraph 51(B) [of Section 3(a) of the Exchange Act] would grant to the Commission authority to designate as penny stocks specific securities or classes of securities that are registered on an exchange or authorized for quotation on NASDAQ, if the securities are traded off the exchange, or if transactions in the securities are effected by market makers that are not entering quotations in the security in NASDAQ. Subparagraph (51)(B) is designed to prevent the avoidance of the [Penny Stock Reform] Act's restrictions with respect to securities solely by reason of their exchange registration or NASDAQ authorization, to the extent that trading in securities occurs outside the parameters of the exchange [or] NASDAQ.
>
> The Committee is aware that certain securities that should be properly categorized as penny stocks may be able to gain registration on regional exchanges. Once registered on an exchange, most of the trading activity in these securities may be directed to the non-NASDAQ over-the-counter market, where a lack of trading or quotation information, higher spreads and mark ups, and other factors may operate to the disadvantage of public investors. . . . Therefore, if exchange registration or NASDAQ authorization provided a complete exemption from the penny stock definition, investors effecting transactions in these securities with dealers in the non-NASDAQ over-the-counter market could be disadvantaged.

adopted Rule 3a51-1 that the exclusion for reported securities is dependent on the fact that such securities are not only listed on exchanges but also traded on them.[6]

Sincerely,

Catherine McGuire
Chief Counsel

See House Comm. on Energy and Commerce, Report to Accompany the Penny Stock Reform Act of 1990, H.R. Rep. No. 617, 101st Cong., 2d Sess. 20 (July 23, 1990) (emphasis added).

6 See Exchange Act Rel. No. 30608 (April 20, 1992), 57 FR 18004 (April 28, 1992) ("As adopted, Rule 3a51-1 excludes from the definition of penny stock any equity security that is a reported security – that is, any exchange-listed or NASDAQ security for which transaction reports are required to be made on a real-time basis pursuant to an effective transaction reporting plan. The proposed rule also contained an exclusion for reported securities. In the Proposing Release, the Commission concluded that reported securities should be excluded from the penny stock rules because they are subject to the rules of the self-regulatory organizations ("SROs") that set specific standards for inclusion, promote efficient pricing and transaction execution procedures, and generate public price information for evaluation by professional securities analysts and the financial press").

KRYS BOYLE, P.C.
ATTORNEYS AT LAW
SUITE 2700 SOUTH TOWER
600 SEVENTEENTH STREET
DENVER, COLORADO 80202

TELEPHONE
(303) 893-2300

FACSIMILE
(303) 893-2882

Stanley F. ("Ted") Freedman
Direct: (720) 889-2218
tfreedman@krysboyle.com

January 16, 2003

Certified Mail
Return Receipt Requested
(7002 2410 0000 2502 6102)

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Attn: Catherine Mcguire, Chief Counsel
Division of Market Regulation

JAN 23 03

Re: Bion Environmental Technologies, Inc.

Ladies and Gentlemen:

This firm serves as legal counsel to Bion Environmental Technologies, Inc. ("Bion"), which is a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). Since its formation in 1989, Bion has been continuously engaged in the business of providing waste management solutions to agriculture with a focus on providing solutions for livestock waste that is generated from confined animal feeding operations such as large dairy and hog farms.

Bion's Common Stock has been traded on the OTC Bulletin Board for several years, and on approximately August 21, 2002 its shares became listed on the Philadelphia Stock Exchange ("PHLX"). Prior to becoming listed on the PHLX, Bion's shares fell within the definition of a "Penny Stock" pursuant to Rule 3a51-1 promulgated under the 1934 Act.

Rule 3a51-1(a), however, excludes from the definition of a Penny Stock a security that is a "reported security" as defined in Rule 11Aa3-1(a) under the 1934 Act. Rule 11Aa3-1(a) defines a reported security as "any equity security for which transaction reports are collected, processed and made available pursuant to an effective transaction reporting plan." We have been advised by the PHLX that it provides such reports and that it will continue to do so in the future.

After listing on the PHLX, Bion's shares continue to trade on the OTC Bulletin Board under the trading symbol "BNET," while the trading symbol for Bion's shares on the PHLX has been designated as "BNO." We are informed by brokers that trading of the Bion shares on the OTC Bulletin Board is more active due to a more favorable spread on the OTC Bulletin Board than on the PHLX. Over the past several months this situation has resulted in very few, if any, trades of Bion's shares being executed on the PHLX while most, if not all, of the trades are being executed on the OTC Bulletin Board. Also, investors seeking a quote for BNO on the internet may at times be able to receive an accurate quote for the current PHLX market price of Bion's shares, but the information provided indicates that the quote is for Benton Oil and Gas, which previously had the BNO trading symbol on the New York Stock Exchange. Although the PHLX has been diligent in its attempts to assure that accurate market information regarding trading in Bion's shares is continuously provided not only in its transaction reports but also on the internet, it has to date been unable to resolve the above-mentioned problems related to Bion with the various internet quotation services who provide PHLX quotes on websites.

Under these circumstances (where brokerage firms rely heavily on the internet to obtain market information), certain brokerage firms have expressed reluctance to execute trades of Bion shares out of concern that the Penny Stock rules may apply, even though Bion is listed on the PHLX and the PHLX has represented to us that it collects, processes and makes available transaction reports pursuant to an effective transaction reporting plan within the meaning of Rule 11Aa3-1(a).

Based on the representations made to us by the PHLX that it is currently providing the reports required by Rule 11Aa3-1(a) for transactions in Bion's Common Stock and that it will continue to do so in the future, we believe that Bion's Common Stock is currently not a "Penny Stock" pursuant to Rule 3a51-1(a) and that none of the trades executed in Bion's shares, whether on the PHLX or on the OTC Bulletin Board, is subject to the Penny Stock rules. We respectfully request that the staff concur with our position.

Very truly yours,

KRYS BOYLE, P.C.

By: [signature], P.C.
Stanley F. Freedman, P.C.

SFF/emp

cc: Bion Environmental Technologies, Inc.

(C:\Bion\Penny Stock No-action Request)